Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Item 7 – Management’s Discussion and Analysis of Financial
Condition and Results of Operations" of the Corporation's Annual Report on Form 10-K filed with the SEC on
February 29, 2016. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a transcript from the JPMorgan Aviation, Transportation and Industrials Conference held on March 9, 2016:

Transcript
JPMorgan Aviation, Transportation and Industrials Conference
March 9, 2016

Participants
E. Hunter Harrison, CEO Canadian Pacific
Brian Ossenbeck, Analyst JP Morgan

Brian P. Ossenbeck: Okay. We'll go ahead and get started with our keynote lunch speaker. I'm Brian Ossenbeck. I cover the transport for J.P. Morgan and very excited to have Mr. Hunter Harrison here, the CEO of Canadian Pacific. So I know we have a little bit broader audience and not just pure railroaders, but Hunter certainly is one.
So for those you not familiar with him and his background, he's basically known for systematically changing how the railroads are run in North America, and I think the results really do speak for themselves if you look at the efficiency of CP after the recent turnaround, and even before that, at Canadian National, the transformation that he led there. So, as you've probably seen by now, he's also got a few opinions on the future of the industry, including consolidation, which aren't necessarily new for him, but certainly been a little more active in voicing them. So we can go ahead and start off with just more of a high-level view because I really think that Hunter, you have unique perspective on probably the U.S. and Canadian economies or broader North America given that the CP network touches both.
Brian P. Ossenbeck: So what is kind of your outlook for each of those the rest of the year? What areas are you, I guess, more optimistic and maybe some that you're a little bit less so, a little bit more concerned, and whether it be industrial economy or the fallout of energy across Canada as prices remain pretty weak?
E. Hunter Harrison: Well, I guess to speak first to maybe the Canadian situation, I mean, clearly we're concerned about commodities. We're heavily weighted towards that. There are some question marks with potash, with Teck coal. But I think there have been, over the last couple of weeks, some positive developments, maybe a little sunshine at the end of the tunnel. And I think we see – in what we call our merchandise portfolio, which is basically everything non-commodity, non-intermodal – we see some strength there that we have not anticipated, which I think hopefully indicates some little consumer confidence that we thought we were going to see earlier on with the demise of the crude.
People said, well, you know energy prices go down and there's going to be more disposable income. So, we lose it here, but we pick it up here. We missed the pick-up for some reason, and I think maybe that there's a – hopefully, there's a lag. I think in both countries, we're seeing some strength in – some housing start numbers are looking a little better.
So I think we're much more optimistic than maybe we were 30 days ago. I think, overall, to speak specifically to CP, I think that – given the economy and given some of the pressures there, I think we're going to have a pretty good year. I think our – I don't know if we've come out with our official guidance, but I know we're looking – it appears that our run rate – and we're trying to work very hard, particularly in Canada, to take the seasonality factor out of it where you saw a big curve.
I think we're reaching a point from a run rate standpoint with OR that we can be in the good times the high 50s and during the worst of times, maybe low 60s. And overall, I think we will come in somewhere 58, 59 area, which, if you have followed rails historically, that's record breaking performance. I think we're going to go off something like 1 billion free cash flow. I think our earnings are going to be something low-double digits, which is not too bad in this type of economy.
So, overall, I think we're looking for a pretty good performance and year. I think we're going to – we got a lot of questions about reducing our capital spend, I think in the neighborhood of $400 to $450 million. And we've been able to do that, and it's without compromising any safety of the infrastructure. We've been able to do that. For an example, if you just take locomotives, when I first joined CP and took a look at the plan and I felt like with our locomotive metrics that we could probably take two or three year holiday per capital spend for locomotives, and that looks like it's going to be a six or seven-year holiday which gives you a lot of latitude and flexibility.
So, I think overall, I'm pretty pleased with how things are going. I wish that some of the commodities were a little stronger. But, I mean, look, there's good times and bad times. That's why we get compensated to deal with those issues. But overall, we're pretty bullish looking ahead.
Brian P. Ossenbeck: Okay. And specifically, on the commodities not just for CP, but for all the Class I rails, it's been a challenging environment as the dollar gets stronger and as China's growth slows. So they had their five-year plan out over the weekend. There's some interesting things in there with the growth range not just a pure target, some actual support for unemployment relief. So, it looks like they're going to address some of their capacity – overcapacity, limiting energy consumption.
So, I guess just as a broader way asking, through the cycle, clearly, you've been through a fairly strong one with their growth. How do you manage network resources? How do you think about the strategy for when China slows and we're waiting for the next uptick?
E. Hunter Harrison: Well, we do it very carefully. With due respect, there's a lot of numbers I don't trust coming out of there. We don't make a lot of bets on what we hear coming out of the The Rim. And clearly, we have not been real successful as we would like to have been with international intermodal, but that's a hard commodity to make a buck out of, particularly when you're dealing with countries that are getting subsidized.
But, I mean, given – Pete's over there today. I mean, it's not something we've given up on, but it's not the cornerstone of our business going forward for the growth, and I think we take that similar type attitude as it deals with negotiations with potash and with met coal. We do that very cautiously.
Brian P. Ossenbeck: And so another area was a little hard to make a dollar on these days will be the coal market just in general for the U.S. and not necessarily we have to deal with day in and day out. But I'd be curious as to get your thoughts on how you would manage a portfolio when you have such secular headwinds from 15 power generation, when you have regulatory concerns. Strong dollar obviously not getting much help on extra market lease for right now and it's not just an eastern rail challenge. I just heard from UP yesterday that their coal volumes are not down 20% but down 30% in the first quarter, so just putting yourself in that position as an operator, how do you really handle and make the best of that type of situation?
E. Hunter Harrison: You pray every night. Look, I've learned it's hard to make a market. The market is there or the market is not there. Ours happened to be with being Santa Fe when the Powder River Basin was coming into existence and a very bright man that was chairman there for a while who would not call himself a railroader – he only knew how to make money, which is not all bad. And he told us back in 1985, if we were putting all our eggs in the basket at the Powder River Basin to carry the company through that we were making the wrong bet. He proved to be right. I personally think – I think we think that fossil fuels are probably dead. It's going to take a long time to transition. I don't know how long it's going to take to transition through. But I think with all the issues related to environmental hurdles that there's just not going to be any more investment in the Powder River Basin or in U.S. thermal coal and we'll have to see what the alternate sources are and what happens to the next form of energy that comes along and be able to deal with it.
Look, I remember the days that Illinois Central in the 1990s with one stroke to the pen by Congress with the Clean Air Act took 29% of our business away. And you know, you have mixed emotions there. It's not good for your company. It's probably not good for the bottom line, but you have a hard time rationalizing and saying it's not something that we don't need to face up to. I mean, look, I'm not maybe as green as I should be, but I happen to think the climate is changing. To be honest, they're not going to fool me anymore. I've just gotten through reading the book on fossil fuels. So, I think that it's a challenge going forward.
But you know,rails through the years historically have dealt with those changes very well through the years and continued to survive and make it, and there's good times and bad, and that'll be some challenges that the sector has to face.
Brian P. Ossenbeck: Okay. So, clearly, there's been a lot of margin improvement at CP and across the industry overall over the last few decades since deregulation. Do you still think that operating ratio, is it losing its value as kind of a yardstick for analysts and investors, maybe even internally? I remember first thing that I ever experienced with rail was actually the 2014 CP Investor Day, and I remember you talking specifically about the concept of dynamic pricing and ORs can't really – can't go to zero unless you're going to not move anything along the way.
So I was just curious if – what your thoughts are on that given where the industry is right now and that we've actually seen at least one instance of dynamic pricing on some coal in the third quarter by a couple Class 1 rails.
E. Hunter Harrison: Yeah. I think that – I think we're behind the curve. We were way behind, once again, as a sector getting our act together somewhere around the turn of the century. And you didn't hear a lot about operating ratio. You didn't hear a lot of competition. You didn't hear a lot of focus on it. And we kind of created a little stir there and raised some issues. And I think our longer-range look is that we are recognize and understand that the world is not built around operating ratios. In capital-intensive, high fixed cost business, you'd probably much rather have a 60% OR and $30 billion top line -- you put the numbers where you want to -- it just tells you that the numbers clearly point to the fact that, in a point, you can focus too much on the cost control aspect and it scares investors to death.
Are you going to take your eye off the ball? No, we're not taking our eye off the ball, but there's another side to this equation that we're going to try and take advantage of. And so, as our – I guess, what was our 2018 plan was to take this. Let's just to say that we achieved the 56%, 57%, 58% record-breaking OR, to help us convert that, the top line, rather than be obsessed with breaking the world's record and getting to 54% or whatever, there's another way to do business.
Now, I think it kind of depends on where you are on the curve. If you've not been very efficient and your OR has been x, 70% or wherever, then you've got some catching up to do. So, you got to get to your house in order first, and then you can take advantage of those dynamic pricing opportunities that go forward there. We were late understanding the game, but maybe we've got a grasp on it now.
Brian P. Ossenbeck: Okay. After this we have a regulatory panel and the STB chairman is speaking as well. But one of the items that I think from both the industry and STB even talked about coming up on the docket is the issue of reciprocal switching. And yes, I know that's been more of a fixture in Canada for some time. It's actually been expanded by I think 50 kilometers or so in some of the grain instances.
So looking at that system and having operated in it for a long period of time, how would you expect that to translate to the pure U.S. rate rail environment and what do you think some of the implications of that would be for the long term?
E. Hunter Harrison: I think if the U.S. looked at the Canadian model, the first thing you'll learn is that few people take advantage of it. It's there, it’s on the books. It was kind of the political ploy. But if you look at the number of shippers that take advantage of it or the impact that it has had on our business, it’s a non-event. I think if you now come to the U.S., there's a lot of difference in our term in the U.S. of reciprocal switching and what the term is in Canada of inter-switching.
Brian P. Ossenbeck: Okay.
E. Hunter Harrison: And reciprocal switching goes back to pre-Staggers where there was a rate for every car arbitrarily in each gateway -- every Memphis, Chicago, St. Louis at a given and it was reciprocal. I'd go from here to here for you for $75 and you got to do it for me for $75. There was no marketplace it worked whatsoever. And then with the passage of Stagger which removed all of the regulatory issues, and one of the things that was shocking to shippers, all of a sudden a car that costs $75 to get across town costs $675. And neither one of them made full good sense.
So, I don't think it's going to be a big event. Number one, very few people understand it, and very few people have the ability even if they spend some time on it to understand it, because it gets pretty complex in trying to understand the application. And in our model going forward, it's a non-event because we would open up to the competition and we wouldn't have anything like a reciprocal switching. So, that's certainly pro-competitive, and it doesn't have to be regulated as such. And the shipper is much more happy with an arrangement like that, and I think that's what the likely outcome might be.
Brian P. Ossenbeck: Okay. So on the point of the announced proposal to Norfolk Southern. A week ago, CP petitioned the STB for the declaratory order, confirming the viability of the voting trust structure. So can you just give us an update on where that process stands and any sense of timing you might have gotten over the last week since you made the announcement?
E. Hunter Harrison: Yeah. I don't think we've gotten anything, and it's probably inappropriate for the board to give us anything. There's very little precedent there. The guidelines are pretty open. Trusts had never been an issue before. As some of you have heard me state -- there's been 144 applications for trust, and there's been 144 granted. And all of a sudden that is a very controversial issue.
And, look, in layman's terms, it's a very simple concept, in principle. All we're saying is if we have a trust structure, it allows us to close a transaction with a partner and pay them off and pay them the money right then instead of going through this dead money for 18 months to 24 months, which nobody likes to have their money and capital tied up for two years. We wouldn't do it that way.
So, the trust is set up where there's an approved trustee that's approved by the board and the participants that protects the interests of the shareholders of the company put in trust and keep people like me from meddling in other people's business until we've gotten the appropriate approval, if we receive the approval, from the board. That's all it's there for.
We had it in CN&IC. We had it in the proposed KCS transaction. It never was an issue. If you go back and look at the record, when I left Illinois Central and I divested of everything and came to Montreal, I got a little upset with my colleagues back in Chicago because they immediately granted themselves a bonus, which I didn't necessarily think they deserve, but I had no control.
My leader Paul Tellier at that time said, what are those folks doing? Paul, they’re in trust, it's their railroad until we get approval, and we have to live with that. And so, it's something that has never been controversial before. And all of a sudden, it's just a huge issue that you can’t get approved.
And we have set no guidelines, but we've – let's just say for an example, we got two CEOs, we got two companies. Which one you want to put in trust? Works for us. Let's just talk, why don't we discuss it and maybe we could come up with the right answer. But I've seen very few problems solved without a dialogue. So, if they won't talk to you, my friends at Norfolk Southern, it's hard to do a deal because they said our offer was woefully inadequate. Well, talk to me about it.

Well, we've done enough talking. Well, how much have we talked? Squires and I talked for two hours, and that's the extent, but that's too much talking. So, our friends are I think absent today. They were missing in action in Florida this weekend. They were in the another conference last week or two weeks ago I was at. And they say I'm stupid for coming up here and taking bullets, but I got a thick chest and here they come to the conference, but they said, but we're not going to discuss M&A. Well, I'm not coming in. That's the reason I was coming to start with, and you're not going to talk about it. So, we – that's why we introduced the resolution. It's non-binding. It just says to the shareholders, please vote for this non-binding resolution that says they should talk to us. And maybe, maybe, somebody ought to listen to their owners.
Sometime we forget who own these companies. I've had vicious arguments about giving guidance. People say, why don't you want to give guidance? You don't want to tell the owners how the company is doing that they own? They call and say, if we make any money, I'll get back with you next year. We don't give guidance. Come on, man. Let's be realistic here.
So what are we hoping for? We're hoping that the resolution, whether it's overwhelming, or for whatever reason would cause them to have second thoughts, and maybe they would sit down and talk to us. As they sit down and talk to us, and we still can't agree, and they decide they don't want to do a deal, then we're closing shop and we're going to Calgary, and we're going to run a hell of a railroad in Western Canada and see what happens to the North American network, and reward some shareholders and have some fun. We don't have to do this deal.
I mean, look, Alberta beef is good, but we just got some gravy we thought was even better. Let's make it even better. But if they don't want gravy on their steaks, then fine.
Brian P. Ossenbeck: On that note, I know we have some owners in the room, prospective, current, otherwise. They would probably like to ask a few questions...
E. Hunter Harrison: Sure.
Brian P. Ossenbeck: ...on this topic specifically. So, please raise your hand. We have some mics circling around and keep it up until we have a chance to get to you.
E. Hunter Harrison: I would address anything but M&A.
Brian P. Ossenbeck: Okay. Well, we did not expect that, but you’ll receive little bit of a break. If you change your mind, raise your hand, we'll get to you. So, I can't actually talk too much more about M&A, given some of the restrictions with the bank.
E. Hunter Harrison: Would you like me to?
Brian P. Ossenbeck: So, we have – there's your clock. I have a few other questions….
E. Hunter Harrison: No, I'm happy to try to address questions that we've had and maybe people are a little reluctant to ask. Well...
Brian P. Ossenbeck: [indiscernible] (26:44).
<Q>: Well, obviously, most industry's consolidation is beneficial for the vendors or companies involved. Obviously, UNP is against further consolidation in the industry. So, what's your perspective on why they would be against that further consolidation in the industry?
E. Hunter Harrison: Well, I think the – just personal view, some could argue it's not fact-based. I think there's certain protection that by keeping mergers out, they keep certain protection that's inappropriate in our view like bottleneck, paper barriers and those things that make rails not so competitive. And I think that we'll not serve us well going forward. We think it should be – for an example, rails have always except this one and maybe we get it all wrong, we never said we should be exempt from antitrust, and be given antitrust immunity. We like to be treated like every other business. And some in this business, and I've been longer than any of them, have always grown up and been taught: protect this, protect this and protect this.
And by the way, if you take those big four, and you'll have to figure out who they are that we're talking about, and you look at their make-up, it represents about 50 mergers. But now, they're against mergers. Yeah. Now, they're giants and they've got theirs done but nobody else should be able to merge. And in one case what they said in 2011 is totally opposite of what they said in 2013 and it's totally opposite of what they said a month ago about mergers. That it was the key to their success but there shouldn't be anymore. So, I think maybe the short answer is maybe there's a little selfishness there.
<Q> Let's say hypothetically that either via the declaratory order response or you reached a deal with one of the rails and you actually go to try to get voting trust approval and the STB rules that you or that somebody else from CP can't go to the target prior to merger approval. Would you still be interested in doing a deal in that scenario?
E. Hunter Harrison: I'm not sure that's ever been presented and it's never been an option, but we would certainly consider it if somebody wants to come up with a different model and say, you can do something like this if you'd like to give thought to it. Look, I don't have a plan that I'm ready to pull out and say this is the way it's got to be.
When we first met within – the one meeting –I said, look, the reason for the meeting like this is so we can share some ideas. One of the first questions I asked Mr. Squires – who I have a lot of respect, for, okay. Let me make it perfectly clear. Do you want to be a part of this team? And that offer is still open. And so, I've got 10 or 12 different possible ideas or structures that we'd be comfortable with addressing and trying to work with.
So, yeah, I think there's – are there certain things that we would just not – I can't imagine what it would be. But that's like trying to address the “woefully inadequate price.” Well, if you want x, the price is one thing, but if you'll accept this, this and this, the price is something else. But the worse place in the world to negotiate is in the press, with due respect to the press. It's just not the place you want to do that, but I think that – yeah, I mean, we're reasonable people. I mean, we're here for one reason effectively, to create shareholder value.
And as I think I've said to start with, the idea came to us from the shareholders of both companies saying you could create a lot of value if you get over to take your metrics and overlay on top of these. Who's going to be the owner of the company? Well, that's dynamic. Who's the owner today might be somebody else down the line different. We did not and we're not asking. We're not taking hostile action. We're not saying clean the board out. We're not saying we got a slate to bring in. We've said they've got some very bright, smart people on their board of high integrity though we have the greatest amount of respect for, who we think can add value.
So, we don't want to forget the end game. The end game is to come out potentially of a partnership with a team that can service customers and do a hell of a good job of railroading and provide value to the shareholder. That's one of the reasons that we didn't order to do anything hostile is you create exactly the wrong environment. I mean, I went through this in Calgary. They're not fun. They talk about you like you're mean and ugly. They lie about you, and then you walk in the next day, and they said, we got to work together here. Well, give me a day or two to get over this first, okay?
Okay. Did you really say that about me? No, no, no. That was a misprint. It doesn't create the type of environment you want to come out with a certain esprit de corps or chemistry between the teams.
And if we try to say to them, and we wanted to say to their people, look, we want the best athletes. I'm a new addition to CP. I don't bleed their red yet. Maybe one day. Okay. We're going to pick the best athletes to provide service to the customer to reward the shareholder. If that's an NS person, it's an NS person. If it's a CP person, it's a CP person. If it's somebody from the outside, it's somebody from the outside.
So one of the things that I'm wrestling with is clearly we made some mistakes along the way, and I wish I understood what they were so I could rectify them – that we made somebody mad or irritated or I don't know. But that's kind of the way we think about it and view it.
We want this to happen. Presently, this is kind of our last effort, the last thing we know to do, and we hope it will work. And if not we're going to go back and run our railroad and not lose sight on what got us here and that our first responsibility is our fiduciary responsibility to the CP shareholder. But that doesn't say that if in six months somebody picks up the phone and calls and has a different attitude that we wouldn't listen to reason then.
So, hopefully, it addresses your question.
<Q>: Would you say the opportunity to create shareholder value is similar at NS versus CSX, and is there a way to play them off of each other?
E. Hunter Harrison: No. As we've done over the years, I mean, this is not the first time I've looked at those railroads in different capacities. And we've always had a little internal debate. If you had the choice, which one would you rather have? And there was a team that voted here and a team that voted there, and it's kind of down in the middle. They both work. They're both end-to-end. One has a little strength here, one has a little strength there, but neither one has a compelling case to say that clearly we're the favorite son. And that's why they both work for us.
And I should clarify something also there. We did not make an offer for CSX. We met with CSX for an hour and a half. Hopefully you know me well enough to know that I'm not going to sit with somebody for an hour and a half and make an offer in the dark. We saw pretty quickly, we thought, that at this point in time, we’re both of a mindset that it wasn't going to work culturally, and so there was no use in wasting time. But you can't rebuff an offer that you don't get.
I mean, hell, I hope somebody didn't think that I was going to make an offer an hour and a half and they were supposed to call me back. And it's been about a year-and-a-half and I'm still waiting. Maybe they changed their minds or it's a blind date and I didn't recognize that there's something. But both of them worked. From a physical standpoint, physical plant, markets they serve, they both have a lot of strength.
Brian P. Ossenbeck: Okay. Hunter, we have just a couple of minutes left here. So, I think the last question I'd like to ask is just looking forward bringing futures hat on, what type of challenges or opportunities do you think the next Keith and team and even beyond will face as railroad is clearly making the case for fluidity and consolidation and how that would need to play out in the long term? But are there things like positive train control, maybe wildcard of ECP brakes and how that could affect the system? Do we ever get to single-person crews as automation play a big role down the future? So, just a kind of your overall forward-looking thoughts.
E. Hunter Harrison: I'm just a simple-minded guy. Look, positive train control will be the biggest waste of capital that's ever been spent in this industry. I mean look, seriously, if you want to say you want to make contribution to safety and to save lives, you do it in grade crossings. You don't do it because some fool smokes a joint and runs past a signal out in California and people were killed and all of a sudden nobody's going to go against it politically.
Electric brakes, people really don't understand the advantages of – I'm not at this point in time, it's early on to talk about one person crews.
And I've had arguments with my fellow railroaders, and I said, we don't have the quality control to have one operator. Then they said, what do you mean? I said, well, what you're going to do if the train has an air hose separation or gets stopped along the way? Oh. Well, we're going to have people in pick-up trucks with materials, and they will get right to them. Well, that's not one. That's one plus 0.6 plus a pick-up truck.
Well, but one it sounded better. And rather than say address their challenges, I'd rather spin it and say, what are the opportunities? I think there's some real opportunities post Harrison, I'm out of this game, going forward. Can we really seriously make some inroads on a highway which is one of the big advantages of rail mergers that people don't understand.
Look, I get a call from a customer and he says, what's your service between Toronto and Dallas? Well, I can tell you what I do to Chicago. I don't want to go to Chicago. I want to go to Dallas. Well, my friendly partner handles it from Chicago there, and I can't quote, guarantee service or anything. The last time this came up, my partner in Chicago said, we're going to shut down for the holidays because it costs us time and a half. False economy. People see the world differently. That's why they say alliances work. Alliances don't work. Because, people see the world differently. So, I see real opportunities if you see smart mergers. With the appropriate amount of control, I think there's going to be some opportunities for some… will I say this or not? I know this will stay in the room, okay? There's probably going to be some opportunities for some real smart people for some vertical integration. So, there's some things – this is not a dull business going forward. There's a lot of opportunities for rails.
If you go back when I started in this business, in the 1960s and 1970s, it was not the place to be. I mean we had bankruptcies of Class 1s which people said the government will never let a Class 1 fail. Well, you tell the people of the Rock Island and Milwaukee that they don't have jobs today. You know the FR came in existence in 1972 because we didn't regulate ourselves like we should. We were having – nobody was making any money, no reinvestment in capital, infrastructure is crumbling. It was not good times. That was regulation and what happened?
Staggers came along in 1980, and Staggers started to build a platform that rails could really perform. It took us a while to get our act together, but this industry, in the history of the industry, has never performed financially and I would suggest from a service standpoint, like it has the last 15 to 20 years, nobody has ever seen that. And I don't think you've seen anything yet of what it could potentially do in providing the product and what it needs to provide to this North American infrastructure. So, I'm just very bullish. I'm a little biased, but I just think there's big things ahead to do things. Okay?
Brian P. Ossenbeck: Hunter, thank you very much for your time. That's all we have today.
E. Hunter Harrison: Appreciate it.
Brian P. Ossenbeck: Appreciate you being here.
E. Hunter Harrison: Right. Thank you.
Brian P. Ossenbeck: Thanks.